December 21, 2018

Via EDGAR

Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn:    Terry French
Accounting Branch Chief

Re:    NII Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed March 15, 2018
File No. 001-37488

Ladies and Gentlemen:

NII Holdings, Inc. (the "Company") has received your letter dated December 20, 2018 containing comments on the Company's above-referenced Annual Report on Form 10-K for the year ended December 31, 2017.

This letter is to inform you that we intend to provide our responses on or before January 22, 2019.

Please call me at (703) 390-5100 or email me at timothy.mulieri@nii.com with any questions.

Sincerely,

/s/ TIMOTHY M. MULIERI
Timothy M. Mulieri
Vice President, Corporate Controller